Exhibit 99.1

Dear Shareholder:	December 10, 2002

Fairmont Hotels & Resorts Inc. (“Fairmont”) is pleased to announce the extension of its voluntary and commission-free program through which shareholders owning 99 or fewer Fairmont common shares (the “Shares”) as of October 1, 2002 may conveniently sell all their Shares.

While we value all of our shareholders, we realize that the inconvenience and cost of brokerage commissions may have deterred you from selling your Shares. For this reason, we are offering this program to help you sell your Shares conveniently and economically. Fairmont makes no recommendation as to whether or not a particular shareholder should sell his/her Shares. The decision to participate should be based upon your particular circumstances and you may wish to contact your broker on the advisability of participating.

To participate in this program, you must complete and return the attached Acceptance Card by February 28, 2003. You may participate even if you have lost your share certificate(s).

Additional details regarding the program are contained in the materials previously forwarded to you under a cover letter dated October 2, 2002 and in the Questions and Answers section on the reverse side. If you have any questions, please call Georgeson Shareholder, the Program Manager, toll free at 1-866-254-3086.

Sincerely,

Terence P. Badour Senior Vice-President, General Counsel and Secretary

Detach along perforation

ACCEPTANCE CARD FOR FAIRMONT HOTELS & RESORTS INC. COMMON SHARES
THIS CARD MUST BE RECEIVED IN GOOD ORDER BY FEBRUARY 28, 2003 AT:
GEORGESON SHAREHOLDER, 66 WELLINGTON STREET WEST
TORONTO DOMINION CENTRE, TD TOWER, SUITE 5210, BOX 240, TORONTO, ONTARIO M5K 1J3

Substitute Form W-9 (US Residents only) : Under penalties of perjury, I certify that the number shown below is my correct taxpayer identification number, that I am not subject to backup withholding, and that I am a U.S. person.

Enter TIN or              -              -
Social Security # :		I wish to sell my Fairmont Hotels & Resorts Inc. Common Shares (“Shares”) pursuant to the program described in the Letter, Additional Information and Questions and Answers dated October 2, 2002 and the Letter and Questions and Answers dated December 10, 2002, receipt of which is hereby acknowledged. I represent that on October 1, 2002, I owned 99 or fewer Shares, all of which are submitted herewith, and that I have the full authority to sell the Shares and that the purchaser will acquire good and marketable title thereto, free and clear of all liens, charges, claims, encumbrances, and equities. hereby remove any previous stops I have placed on such share certificate(s).

X

SIGNATURE OF OWNER
SIGN ▶
X

SIGNATURE OF CO-OWNER, IF ANY

***NOTICE FOR SHAREHOLDERS WHO HAVE LOST THEIR SHARE CERTIFICATE(S)***
MY DAYTIME PHONE NUMBER IS ( )		If a share certificate(s) is not presented along with this signed Acceptance Card, the share certificate(s) not presented will be deemed lost and your signature will acknowledge that you agree to the terms and conditions of the Declaration on the back of this card.

Questions and Answers

1.	How do I sell my Fairmont Hotels & Resorts Inc. shares?

Simply sign and return the Acceptance Card along with your share certificate(s).

2.	What is the price of Fairmont Hotels & Resorts Inc. common shares?

Fairmont Hotels & Resorts Inc. common shares are listed on The Toronto Stock Exchange and the New York Stock Exchange and trade under the symbol “FHR.” On November 27, 2002, the closing price as reported by The Toronto Stock Exchange for the Fairmont Hotels & Resorts Inc. shares was Cdn $37.90 (or approximately $24.16 USD).

3.	What will I be paid for my Fairmont Hotels & Resorts Inc. shares if I choose to sell?

The price to be received for the Fairmont Hotels & Resorts Inc. shares sold will be the average price received on all orders placed with a Toronto Stock Exchange participating organization for execution on a given day, regardless of when any such orders are executed.

4.	When will I receive my money?

Georgeson Shareholder will mail you a cheque for the Fairmont Hotels & Resorts Inc. shares received in good order approximately five business days after your shares are sold.

5.	What if I lost my share certificate(s) and wish to sell?

If you sign the Acceptance Card and a share certificate is not presented, the share certificate(s) not presented will be deemed lost. To cover the premium for the required Lost Security Bond to replace each lost share, you will be charged Cdn. $1.50 (or approximately $0.94 USD) for each share which is lost and this will be deducted from your proceeds cheque.

6.	How much time do I have to participate?

The program will expire on February 28, 2003, unless extended. Your Acceptance Card must be received in good order on or before that date.

If you need assistance, please call:

Toll Free North America 1 (866) 254-3086
shareholder@georgesonshareholder.com

FAIRMONT HOTELS & RESORTS INC. RESERVES THE RIGHT TO EXTEND, AMEND AND/OR TERMINATE THE PROGRAM AT ANY TIME, AS WELL AS, THE RIGHT TO REJECT OR WAIVE ANY IRREGULARITIES OF ANY TRANSMITTAL NOT IN PROPER ORDER. THE PROGRAM IS NOT BEING MADE TO, NOR WILL TENDERS BE ACCEPTED FROM, ANY SHAREHOLDER IN ANY JURISDICTION IN WHICH THE PROGRAM WOULD NOT COMPLY WITH THE LAWS OF SUCH JURISDICTION. NEITHER FAIRMONT HOTELS & RESORTS INC. NOR GEORGESON SHAREHOLDER MAKES ANY RECOMMENDATION AS TO YOUR PARTICIPATION IN THIS PROGRAM.

DECLARATION FOR LOST SHARE CERTIFICATE(S) OF FAIRMONT HOTELS & RESORTS INC.

I am the lawful owner of the described share certificate(s). The share certificate(s) has not been endorsed, cashed, negotiated, transferred, assigned or otherwise disposed of. I have made a diligent search for the certificate(s) and have been unable to find it/them and make this Declaration for the purpose of exchanging or inducing the sale of the certificate(s) without surrender of the certificate(s), and hereby agree to surrender the certificate(s) for cancellation should I, at any time, find the certificate(s). I, in consideration of the proceeds of the sale, agree to completely indemnify, protect and save harmless Fairmont Hotels & Resorts Inc., Computershare Trust Company of Canada, Georgeson Shareholder Communications Canada, Inc., Travelers Casualty and Surety Company of Canada, and any other party to the transaction (the “Obligees”), from and against all loss, costs and damages, including court costs and attorneys’ fees, which they may be subject to or liable for in respect of the cancellation and replacement of the certificate(s), sale of Shares represented thereby and the distribution of proceeds of the certificate(s). The rights accruing to the Obligees under the preceding sentences shall not be limited by the negligence, inadvertence, accident, oversight or breach of any duty or obligation on the part of the Obligees or their respective officers, employees and agents or their failure to inquire into, contest or litigate any claim, whenever such negligence, inadvertence, accident, oversight, breach or failure may occur or have occurred. I acknowledge that a Cdn $1.50 per lost Fairmont Hotels & Resorts Inc share fee is to be deducted from my proceeds in consideration of replacing my missing shares. Surety protection for the Obligees is provided under Bond #985 S 101133112 BCK issued by Travelers Casualty and Surety Company of Canada.

PLEASE SIGN THE FRONT OF THIS CARD
© 2002 GEORGESON SHAREHOLDER COMMUNICATIONS CANADA, INC.